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                             October 7, 2021

       Robert Dixon
       Chief Executive Officer
       MacKenzie Realty Capital, Inc.
       89 Davis Road, Suite 100
       Orinda, CA 94563

                                                        Re: MacKenzie Realty
Capital, Inc.
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed September 14,
2021
                                                            File No. 024-11503

       Dear Mr. Dixon:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2021 letter.

       Amendment No. 3 to Offering Statement on Form 1-A filed September 14,
2021

       General

   1.                                                   We acknowledge the
Company   s representation that the Company   s holdings of
                                                        investment securities
have fallen below 40% of the Company   s total assets. However, we
                                                        note that we continue
to disagree with the Company   s analysis regarding its investment
                                                        company status prior to
the date on which its holdings of investment securities fell below
                                                        40% of its total
assets, including with respect to the Company   s characterizations of its
                                                        prior communications
with the SEC staff.
 Robert Dixon
FirstName
MacKenzieLastNameRobert      Dixon
            Realty Capital, Inc.
Comapany
October    NameMacKenzie Realty Capital, Inc.
        7, 2021
October
Page 2 7, 2021 Page 2
FirstName LastName
       You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Jennifer Gowetski at 202-551-3401 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      Rebecca Taylor